Mail Stop 4561

      August 4, 2006

John R. Buran
President and Chief Executive Officer
Flushing Financial Corporation
1979 Marcus Avenue, Suite E140
Lake Success, New York 11042


      Re:	Flushing Financial Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
		File No. 000-24272

Dear Mr. Buran:

	We have completed our review of your Form 10-K and have no further comments at this time.


   							Sincerely,


Joyce Sweeney
Accounting Branch Chief